April 21, 2017	Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
VIA OVERNIGHT COURIER AND EDGAR	San Francisco, CA 94105-2669

+1 415 773 5700

U.S. Securities and Exchange Commission	orrick.com
100 F Street, NE
Mail Stop 3010/CF/AD8	Karen Dempsey
Washington, D.C. 20549
E kdempsey@orrick.com
Attn: Thomas Kluck, Branch Chief	D +1 415 773 4140
F +1 415 773 5759

Re:	Granite Point Mortgage Trust Inc. Draft Registration Statement on Form S-11 Confidentially Submitted on April 20, 2017

Ladies and Gentlemen:

We are submitting this letter on behalf of Granite Point Mortgage Trust Inc., a newly formed Maryland corporation (the “Company”), with respect to the above-referenced draft Registration Statement (the “Registration Statement”), submitted by the Company on a confidential basis to the Securities and Exchange Commission (the “Commission” or “SEC”)) on April 20, 2017, to register the initial public offering (the “IPO”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”).

Background of the Company and Formation Transaction

We wish to provide the Commission staff (the “Staff”) with some additional information about the proposed IPO to assist the Staff in its review of the Registration Statement.  The Company will be a commercial real estate mortgage investment trust (“REIT”) which has been formed to continue and expand the commercial real estate lending business established by Two Harbors Investment Corp. (“Two Harbors”), a publicly traded mortgage REIT.  Two Harbors established its commercial real estate lending business in the first quarter of 2015 through TH Commercial Holdings LLC, an indirect wholly owned subsidiary of Two Harbors, which collectively with its subsidiaries, is referred to in the Registration Statement as the Predecessor.  The Company will be externally managed by Pine River Capital Management L.P. (“PRCM” or the “Manager”), an affiliate of the external manager of Two Harbors.

The Company intends to focus on directly originating, investing in and managing primarily senior floating-rate commercial mortgage loans.  Its target assets may also include subordinated mortgage interests, mezzanine loans, preferred equity loans and real estate securities, such as commercial mortgage-backed securities and collateralized loan obligations as the opportunity arises and consistent with the Company’s investment strategy.

Concurrent with the IPO, the Company will complete a formation transaction through which it will acquire from Two Harbors all of the equity interests in the Predecessor, in exchange for shares of Common Stock of the Company, and 1,000 shares of preferred stock which will immediately be sold to an unaffiliated third-party investor.  The shares of Common Stock issued to Two Harbors are expected to constitute approximately 75% of the outstanding shares of the Company following the IPO.  These shares are thereafter expected to be distributed, following a lock-up period to be determined and disclosed in the Registration Statement on a pro rata basis to the stockholders of Two Harbors by means of a special dividend (the “Distribution”).

Financial Statements included in the Registration Statements

The Company has determined that TH Commercial Holdings LLC is the Company’s Predecessor for accounting purposes and has included in the Registration Statement audited financial statements of the Predecessor for the years ending December 31, 2015 and 2016 (the Predecessor was formed by Two Harbors on January 7, 2015).

The Company did not include an audited balance sheet of the Company in the Registration Statement submitted on April 20, 2017.   The Company was recently incorporated on April 7, 2017 and is currently waiting for the Internal Revenue Service to issue a taxpayer identification number so it can open a bank account.  Once a bank account is opened, the Company expects to receive $1,000 from Two Harbors in exchange for 1,000 shares of the Company’s Common Stock that it will issue to Two Harbors.  The Company will include the required audited balance sheet in an amendment to the Registration Statement.

Prior Performance Information Under Guide 5

In a previous conversation with Tom Kluck of the Staff with respect to Industry Guide 5: Preparation of Registration Statements Relating to Interests in Real Estate Limited Partnerships (“Guide 5”), the Staff suggested that the Company provide an analysis of the applicability of prior performance information under Guide 5 to the Registration Statement.  The Company does not believe prior performance information is required in the Registration Statement as the Company is acquiring an initial portfolio of commercial real estate assets (“Initial Portfolio”), which are described in the Registration Statement (and have previously been identified and disclosed in the public SEC filings of Two Harbors), and has identified a future pipeline of target investments with the same characteristics which are described in the Registration Statement.  In addition, information about the Predecessor’s commercial real estate mortgage lending business since it began operations in January 2015 will be fully disclosed in the Registration Statement since the Predecessor’s financial statements for 2015 and 2016 and any applicable quarterly period will be included in the Registration Statement.  Moreover, the Initial Portfolio described in the Registration Statement largely reflects the loans that the Predecessor has made since its operations began.

Item 8 of Guide 5 requires that a registration statement to which Guide 5 may pertain, including the registration statement of a REIT, include certain information with respect to a sponsor of the registrant.  Guide 5 defines “sponsors” as the general partner (and its affiliates) in a partnership, promoters of the partnership, and all persons that, directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, such general partner or promoters.

We note that as a corporation, the Company has no general partner, but the Company believes PRCM, which will become its external manager upon the closing of the IPO could be viewed as serving an analogous role by virtue of the influence and control it will have over the operations of the Company.  PRCM is an investment manager that manages a number of private funds and “single-investor funds.”

Assuming that PRCM could be viewed as a sponsor of the Company under Guide 5, the Company believes that affiliates of the Manager could also be deemed sponsors.  However, neither the Manager nor any of its affiliates, except for our Predecessor, have historically sponsored any funds that had any significant investment in commercial real estate mortgage loans or other commercial real estate investments.  PRCM recruited and hired the three senior members of the Company’s commercial real estate investment team at the end of November 2014, and all capital used to acquire commercial real estate mortgage loans and related investments has been provided by Two Harbors through the Predecessor.

Therefore, the Company believes that the only information relating to the Manager or any of its affiliates that will be directly relevant to the Company’s IPO investors is information regarding its Predecessor, namely its financial statements covering the period in which it has had material operations and the Initial Portfolio, all of which are contained in the Registration Statement.

For the reasons stated above, the Company believes that no prior performance information under Guide 5 is required in the Registration Statement and that investors should be focused on the information provided with respect to the founding commercial real estate team and the Initial Portfolio that they have selected and constructed since joining PRCM at the end of 2014.

We advise the Staff that this conclusion is consistent with previous discussions with the Staff that took place in connection with the IPO of Silver Bay Realty Trust Corp. (“Silver Bay”), a single family residential REIT which was formed by Two Harbors in 2012 in a somewhat similar transaction in which an affiliate of PRCM was the Manager of the entity before an internalization transaction took place in 2014.  In the first quarter of 2012, Two Harbors had begun to acquire a portfolio of single-family residential properties to rent for income, and subsequently contributed those assets to Silver Bay in a formation transaction with a concurrent IPO that took place in December 2012.  Similar to the current transaction, information about the initial property portfolio had been included in the public filings of Two Harbors prior to the IPO and included in the Form

S-11 for Silver Bay.  Following discussions with the Staff regarding Guide 5 matters, additional information about PRCM unrelated private funds was determined not necessary in the filing.

Distribution and SLB 4 Matters

As noted above, Two Harbors is expected to own more than 75% of the outstanding shares of Common Stock of the Company following the formation transaction and IPO.  Two Harbors currently expects that it will distribute these shares on a pro rata basis to its stockholders following a to-be-determined lock up period of no less than 90 days and believes that the Distribution will be exempt from registration under the guidance provided by Staff Legal Bulletin No. 4.  The Company intends to file a resale registration statement in connection with the Distribution to register the resale of any shares received by affiliates of the Company.

Executive Compensation Disclosures

The Company will be an “emerging growth company” (an “ECG”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).  As an ECG, the Company intends to take advantage of reduced executive compensation disclosure as permitted by the JOBS Act.  In future Annual Reports on Form 10-K that the Company will file after the Registration Statement becomes effective, the Company intends to provide executive compensation disclosure which is similar to the executive compensation disclosure that Two Harbors includes in its proxy statements.

The Company believes executive compensation disclosure similar to that of Two Harbors is appropriate given that, similar to Two Harbors, the Company has no employees of its own and it will not pay cash compensation to any of its executive officers; rather, as with Two Harbors, it will enter into a management agreement pursuant to which the Company will pay PRCM to provide the Company with certain services necessary to manage the day-to-day operation of its business and all compensation paid to PRCM for these services will be disclosed in its Annual Reports on Form 10-K.

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Please telephone the undersigned at (415) 773-4140 if you have any questions or would like to discuss the above matters further.

Best regards,

/s/Karen Dempsey

cc:	Jack Taylor
Marcin Urbaszek
Rebecca Sandberg
Granite Point Mortgage Trust Inc.

David J. Goldschmidt
Skadden, Arps, Slate, Meagher & Flom LLP